# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GCI Liberty, Inc., CIK 0002057463
CUSIP: 36164V602
Title of class of securities: Series A GCI Group Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 12300 LIBERTY BLVD, Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 08/18/2025
Filed by CIK 0000937797
Persons authorized to receive notices and communications: John C. Malone, c/o Liberty Media Corporation, 12300 Liberty Blvd., Englewood, Colorado (CO), 80112, (720) 875-5400

## Reporting persons
- John C. Malone (CIK 0000937797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 332,171; shared voting power 0; sole dispositive power 332,171; shared dispositive power 0; aggregate amount beneficially owned 332,171 (9.1% of the class)
  Comment: Note to Rows 7, 9 and 11:
  
  (1) Includes 5,088 shares of the Series A GCI Group Common Stock, par value $0.01 per share (the "Series A Common Stock"), of GCI Liberty, Inc., a Nevada corporation (the "Issuer"), held in a revocable trust (the "LM Revocable Trust") with respect to which John C. Malone ("Mr. Malone") and Mr. Malone's wife, Mrs. Leslie Malone ("Mrs. Malone"), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.
  
  (2) Includes 12,500 shares of Series A Common Stock held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.
  
  Note to Rows 7, 8, 9, 10 and 11:
  
  (1) Does not include shares of Series A Common Stock issuable upon conversion of the 376,534 shares of the Issuer's Series B GCI Group Common Stock, par value $0.01 per share (the "Series B Common Stock") beneficially owned by Mr. Malone; however, if such shares of Series A Common Stock were included, Mr. Malone would beneficially own, in the aggregate, 708,705 shares of Series A Common Stock, and Mr. Malone's aggregate beneficial ownership of Series A Common Stock, as a series, would be approximately 17.6%, subject to the relevant footnotes set forth herein.
  
  (2) The Voting Side Letter Agreement (as defined and described in Item 6) contains certain conditions relating to the voting of the Series A Common Stock and Series B Common Stock beneficially owned by Mr. Malone. See Item 6.
  
  Note to Row 13:
  
  Calculated based on the 3,650,938 shares of Series A Common Stock outstanding as of July 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2025, filed with the Securities and Exchange Commission on August 7, 2025 (the "Form 10-Q"). Furthermore, 400,806 shares of Series B Common Stock were outstanding as of July 31, 2025, as reported in the Form 10-Q. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. The holders of Series A Common Stock and Series B Common Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Common Stock is entitled to one vote and each share of Series B Common Stock is entitled to ten votes, in each case, on matters presented to stockholders of the Issuer for their approval. Accordingly, after giving effect to the shares of the Series B Common Stock owned by the Reporting Person and without giving effect to the Voting Side Letter Agreement (as defined below), Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 53.5% of the voting power with respect to the general election of directors of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Series A GCI Group Common Stock, par value $0.01 per share
Name of issuer: GCI Liberty, Inc.
Address of issuer's principal executive offices: 12300 LIBERTY BLVD, Englewood, Colorado (CO), 80112
Comment:
This Statement on Schedule 13D (this "Statement") relates to the Series A GCI Group Common Stock, par value $0.01 per share (the "Series A Common Stock"), of GCI Liberty, Inc., a Nevada corporation (the "Issuer"). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Person, Mr. John C. Malone ("Mr. Malone" or the "Reporting Person"), on July 16, 2025 (the "Schedule 13D"), is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this "Amendment") constitutes Amendment No. 1 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the "Statement"). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

On August 18, 2025, the Reporting Person purchased 77,406 shares of Series A Common Stock for cash in multiple transactions at a weighted average price of $35.8532 per share and for a total of $2,777,572.35. On August 19, 2025, the Reporting Person purchased 1,688 shares of Series A Common Stock for cash in multiple transactions at a weighted average price of $35.9856 per share and for a total of $60,743.61. On August 20, 2025, the Reporting Person purchased 4,844 shares of Series A Common Stock for cash in multiple transactions at a weighted average price of $35.9351 per share and for a total of $174,069.47.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended to delete last three paragraphs thereof and supplemented to include the following information:

Mr. Malone intends to continue to review his investment in the Issuer on an ongoing basis and, depending on various factors, including, without limitation, the Issuer's financial position, the price of securities of the Issuer, conditions in the securities markets and general economic and industry conditions, Mr. Malone may, in the future, take such actions with respect to his holdings of securities of the Issuer as he deems appropriate, including, without limitation, (a) purchasing additional securities of the Issuer or (b) disposing of all or a portion of his holdings of securities of the Issuer.

Except as otherwise described in this Statement, the Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Malone is Chairman of the Board of Directors of the Issuer (the "Board"). As a result, Mr. Malone regularly has discussions with members of Issuer management, board members of the Issuer, and stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer's operations and financial condition or strategic transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns (without giving effect to the conversion of shares of the Issuer's Series B GCI Group Common Stock, par value $0.01 per share (the "Series B Common Stock"), into shares of Series A Common Stock) 332,171 shares of Series A Common Stock (including (i) 5,088 shares held in a revocable trust with respect to which Mr. Malone and his wife are trustees (the "LM Revocable Trust"), as to which shares Mr. Malone disclaims beneficial ownership, and (ii) 12,500 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 9.1% of the outstanding shares of Series A Common Stock. The foregoing percentage was calculated based on the 3,650,938 shares of Series A Common Stock outstanding as of July 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2025, filed with the SEC on August 7, 2025 (the "Form 10-Q"). Furthermore, 400,806 shares of Series B Common Stock were outstanding as of July 31, 2025, as reported in the Form 10-Q. Each share of Series A Common Stock is entitled to one vote and each share of Series B Common Stock is entitled to ten votes, in each case, on all matters presented to stockholders of the Issuer for their approval. Accordingly, after giving effect to the shares of the Series B Common Stock owned by the Reporting Person and without giving effect to the Voting Side Letter Agreement, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 53.5% of the voting power with respect to the general election of directors of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person, and, to his knowledge, the LM Revocable Trust and the Malone Family Land Preservation Foundation, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Series A Common Stock.
Transactions in the class effected during the past sixty days:
The Reporting Person effected the following transactions with respect to the Series A Common Stock since July 16, 2025, the date the Schedule 13D was filed with the SEC:

(1) On August 18, 2025, the Reporting Person purchased 10,853 shares of Series A Common Stock in multiple transactions for cash at a weighted average price of $35.3408, within a range of $34.590 to $35.555, inclusive, for a total cost of $383,553.39.

(2) On August 18, 2025, the Reporting Person purchased 66,553 shares of Series A Common Stock in multiple transactions for cash at a weighted average price of $35.9367, within a range of $35.610 to $36.000, inclusive, for a total cost of $2,391,696.75.

(3) On August 19, 2025, the Reporting Person purchased 1,688 shares of Series A Common Stock in multiple transactions for cash at a weighted average price of $35.9856, within a range of $35.770 to $36.000, inclusive, for a total cost of $60,743.61.

(4) On August 20, 2025, the Reporting Person purchased 4,844 shares of Series A Common Stock in multiple transactions for cash at a weighted average price of $35.9351, within a range of $35.680 to $36.000, inclusive, for a total cost of $174,069.47.

The above figures represent the weighted average price of purchase transactions occurring on the respective dates. The Reporting Person hereby undertakes to provide upon request by the staff of the SEC full information regarding the number of shares purchased or sold at each separate price.

Other than as described in this Statement, none of the Reporting Person nor, to his knowledge, the LM Revocable Trust or the Malone Family Land Preservation Foundation, has effected any transactions with respect to the Series A Common Stock since July 16, 2025, the date the Schedule 13D was filed with the SEC.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

On each of September 12, 2019 and September 14, 2021 (as amended on March 29, 2023), the Reporting Person entered into "zero-cost collar" arrangements (the "Existing Collar Transactions") pursuant to which he wrote European call options and purchased European put options referencing shares of the Series C common stock of Liberty Broadband. In connection with the spin-off of the Issuer from Liberty Broadband, Bank of America, N.A., the dealer counterparty to the Existing Collar Transactions, adjusted such transactions pursuant to their terms to cause the Reporting Person to be automatically deemed to have entered into the same "zero-cost collar" arrangements (the "Adjusted Collar Transactions") with respect to 200,000 shares of the Issuer's Series C GCI Group Common Stock, par value $0.01 per share (the "Series C Common Stock") and 80,000 shares of Series C Common Stock, respectively.

For each Adjusted Collar Transaction, only one of the options can be in the money on the expiration date, at which time the in-the-money options will be exercised, and the other options will expire. If neither the put options nor the call options are the money on the expiration date, both the put and call options will expire. The Adjusted Collar Transactions will be settled in cash unless the reporting person elects physical settlement.

## Signatures
- John C. Malone: /s/ John C. Malone, John C. Malone (08/20/2025)